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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-1

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                                AMENDMENT NO. 2


                        ALZA TTS RESEARCH PARTNERS, LTD.
                           (Name of subject company)

                              PHARMAINVEST, L.L.C.
                        PHARMACEUTICAL ROYALTIES, L.L.C.
                    PHARMACEUTICAL ROYALTY INVESTMENTS LTD.
                        PHARMACEUTICAL PARTNERS, L.L.C.
                                    (Bidder)

                     UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of class of securities)

                                      NONE
                                 (CUSIP Number)

                            ------------------------

                          PABLO LEGORRETA, DAVE MADDEN
                              PHARMAINVEST, L.L.C.
                           70 E. 55th St., 23rd Floor
                               New York, NY 10022
                                 (800) 600-1450

                            ------------------------


                                   COPIES TO:
                             F. GEORGE DAVITT, ESQ.
                        TESTA, HURWITZ & THIBEAULT, LLP
                               HIGH STREET TOWER
                                125 HIGH STREET
                                BOSTON, MA 02110


                            ------------------------

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    This Amendment No. 2 amends a typographical error made in Amendment No. 1.



    This Amendment No. 2 amends and supplements the Tender Offer Statement on
Schedule 14D-1 as filed by PharmaInvest, L.L.C., a Delaware limited liability company (the "Purchaser") on behalf of Pharmaceutical Royalties, L.L.C., a Delaware limited liability company, and Pharmaceutical Royalty Investments Ltd., a Bermuda company (collectively the "Funds"), and on behalf of Pharmaceutical Partners, L.L.C., relating to the offer by Purchaser to purchase outstanding Units of Limited Partnership Interest (the "Units"), of ALZA TTS Research Partners, Ltd. (the "Partnership"), a California limited partnership, at $12,000 per Unit, net to the seller in cash, on the terms and subject to the conditions set forth in the Offer to Purchase, dated November 20, 1997, as amended (the "Offer to Purchase"), and in the related Letter of Transmittal and any amendments or supplements thereto, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively (which collectively constitute the "Offer").



    As of 5:00 p.m., Eastern Standard Time on Thursday, December 18, 1997, approximately 13 Units have been tendered in the Offer.



    The Expiration Date of the Offer is hereby amended so that the Offer will expire at 12:00 midnight, Eastern Standard Time on January 23, 1998.



ITEM 11. MATERIAL TO BE FILED AS EXHIBITS



    Item 11 is hereby amended as follows:



      (a)(5) Press Release dated December 19, 1997.


                                       2
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                                   SIGNATURES

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 23, 1997



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
                                PHARMAINVEST, L.L.C.

                                By:  /s/ PABLO LEGORRETA
                                     -----------------------------------------

                                Title: Managing Member of
                                Pharmaceutical Partners, L.L.C., the Manager
                                ---------------------------------------------

                                PHARMACEUTICAL ROYALTIES, L.L.C.

                                By:  /s/ PABLO LEGORRETA
                                     -----------------------------------------

                                Title: Managing Member of
                                Pharmaceutical Partners, L.L.C., the Manager
                                ---------------------------------------------

                                PHARMACEUTICAL ROYALTY
                                INVESTMENTS LTD.

                                By:  /s/ PABLO LEGORRETA
                                     -----------------------------------------

                                Title: Managing Member of
                                Pharmaceutical Partners, L.L.C., the Manager
                                ---------------------------------------------

                                PHARMACEUTICAL PARTNERS, L.L.C.

                                By:  /s/ PABLO LEGORRETA
                                     -----------------------------------------

                                Title: Managing Member
                                ---------------------------------------------
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                                       3
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                                 EXHIBIT INDEX


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
 EXHIBIT                                                 DESCRIPTION
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
(a)(5)     Press Release dated December 19, 1997
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